UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61380/January 20, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13692

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In the Matter of

PLANET ENTERTAINMENT CORP.,	:	
POLIFLY FINANCIAL CORP.,	:	
POPE EVANS & ROBBINS, INC.,	:	ORDER MAKING FINDINGS AND
POWER DESIGNS, INC.,	:	REVOKING REGISTRATIONS BY
PRIME MOTOR INNS LP,	:	DEFAULT
PRO NET LINK CORP.,	:	
PROSPECT GROUP, INC.,	:	
PROSPECT PARK FINANCIAL CORP.,	:	
PROVIDENCE CAPITAL II, INC.	:	
(N/K/A LIFELONG.COM, INC.),	:	
PUDGIE'S CHICKEN, INC., and	:	
PVAXX CORP.	:	

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        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on November 20, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Commission delivered or attempted to deliver the OIP to Respondents in a manner that complies with Rule 141 of the Commission's Rules of Practice. The time for filing Answers has expired and no Answers have been received.

        On December 22, 2009, I required each Respondent to show cause, on or before January 11, 2010, why it should not be held in default and why the registration of its registered securities should not be revoked. The time for filing replies to the Order to Show Cause has expired and no replies have been received. Accordingly, Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As authorized by Rule 155(a) of the Commission's Rules of Practice, the following allegations of the OIP are deemed to be true.

        Planet Entertainment Corp. (Planet Entertainment) (CIK No. 1038284) is a dissolved Florida corporation located in Menands, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Planet Entertainment is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended May 31, 2001, which reported a net loss of over $1.93 million for the prior three months. On November 30, 2001, the company filed a Chapter 7 petition in the

U.S. Bankruptcy Court for the Northern District of New York, which was terminated on March 15, 2004. As of November 17, 2009, the company's stock (symbol PNEC) was traded on the over-the-counter markets.

Polifly Financial Corp. (Polifly) (CIK No. 826501) is a New Jersey corporation located in New Milford, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Polifly is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1992, which reported a net loss of over $2.76 million for the prior three months. As of November 17, 2009, the company's common stock (symbol PFLY) was traded on the over-the-counter markets.

Pope Evans & Robbins, Inc. (Pope Evans) (CIK No. 79511), is an inactive New York corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pope Evans is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 1993, which reported a net loss of over $2.85 million for the prior three months. As of November 17, 2009, the company's stock (symbol PERR) was traded on the over-the-counter markets.

Power Designs, Inc. (Power Designs) (CIK No. 79829), is a void Delaware corporation located in Danbury, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Power Designs is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of over $1.35 million for the prior nine months.

Prime Motor Inns LP (Prime Motor Inns) (CIK No. 804219) is a Delaware corporation that was merged out of existence and located in Hawthorne, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Prime Motor Inns is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1998. As of November 17, 2009, the company's stock (symbol PMPI) was traded on the over-the-counter markets.

Pro Net Link Corp. (Pro Net) (CIK No. 1048845) is a permanently revoked Nevada corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pro Net is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2001, which reported a net loss of over $2.65 million for the prior nine months. On July 2, 2001, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of New York, which was terminated on January 30, 2009. As of November 17, 2009, the company's stock (symbol PNLKQ) was traded on the over-the-counter markets.

Prospect Group, Inc. (Prospect Group) (CIK No. 739169), is a dissolved Delaware corporation located in New York, New York, with a class of securities registered with the

Commission pursuant to Exchange Act Section 12(g). Prospect Group is delinquent in its filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1996. As of November 17, 2009, the company's stock (symbol PSCG) was traded on the over-the-counter markets.

Prospect Park Financial Corp. (Prospect Park) (CIK No. 818239) is a Delaware corporation located in Fair Lawn, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Prospect Park is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended April 30, 1991, which reported a gross loss of over $1.19 million for the prior twelve months. On June 6, 1991, the company filed a Chapter 7 petition with the U.S. Bankruptcy Court for the District of New Jersey, and the case was terminated on October 28, 1994. As of November 17, 2009, the company's stock (symbol PPSA) was traded on the over-the-counter markets.

Providence Capital II, Inc. (n/k/a Lifelong.com, Inc.) (Providence) (CIK No. 1110049), is a delinquent Colorado corporation located in Montreal, Quebec, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Providence is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of over $15.2 million since the company's November 24, 1999, inception.

Pudgie's Chicken, Inc. (Pudgie's) (CIK No. 946395), is a void Delaware corporation located in Uniondale, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pudgie's is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1997, which reported a net loss of over $1.89 million for the prior nine months. As of November 17, 2009, the company's stock (symbol PUDGQ) was traded on the over-the-counter markets.

PVAXX Corp. (PVAXX) (CIK No. 1072570) is a Colorado corporation that was merged out of existence and located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PVAXX is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $556,146 for the prior three months. As of November 17, 2009, the company's stock (symbol PVXX) was traded on the over-the-counter markets.

As discussed in more detail above, all of the Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. They have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of the registered securities of Planet Entertainment Corp.; Polifly Financial Corp.; Pope Evans & Robbins, Inc.; Power Designs, Inc.; Prime Motor Inns LP; Pro Net Link Corp.; Prospect Group, Inc.; Prospect Park Financial Corp.; Providence Capital II, Inc. (n/k/a Lifelong.com, Inc.); Pudgie's Chicken, Inc.; and PVAXX Corp. are revoked.

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James T. Kelly
Administrative Law Judge